Contact

www.linkedin.com/in/faybehbehani
(LinkedIn)

Top Skills

Marketing
Marketing Strategy
Digital Strategy

Fay Behbehani

CEO + PRESIDENT at bonbuz
Los Angeles, California, United States

Summary

Building better beverage alternatives for the mainstream consumer
looking for high-vibe experiences and occasions.

Experience

bonbuz
CEO + PRESIDENT
November 2019 - Present (4 years 11 months)
Los Angeles, California, United States

A female-founded, LA-based beverage company, bonbuz is on the frontier
of crafting function-forward, alcohol-free beverages for a new way to drink
and socialize. Exploring multi-ingredient supplements across the realm of
nootropics, adaptogens and amino acids, we lift and stimulate to help induce a
natural change in state.

Uncle Ed's D*mn Good
Co-founder, Head of Marketing
November 2017 - January 2022 (4 years 3 months)
San Diego, California, United States

Wave Neuroscience
Marketing Director
November 2015 - October 2017 (2 years)
Newport Beach

Leading corporate and clinical marketing and product marketing strategy
initiatives for brain mapping software and stimulation company.

Ogilvy & Mather Advertising
Account Manager
April 2013 - July 2015 (2 years 4 months)
London, United Kingdom

Berwin Leighton Paisner
Paralegal

February 2012 - April 2013 (1 year 3 months)

IMI Publishing
Business Development Manager
June 2008 - June 2009 (1 year 1 month)
London, United Kingdom

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Education

BPP Law School
LPC, Law · (2009 - 2011)

King's College London, U. of London
LLB (Hons), Law · (2005 - 2008)